

Mail Stop 4628

February 10, 2017

Frank A. Lodzinski
President and CEO
EarthStone Energy, Inc.
Oak Valley Resources, LLC
1400 Woodloch Forest Dr.
Suite 300
The Woodlands, Texas 77380

> **Re: Earthstone Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2016**
> **Response dated January 24, 2017**
> **File No. 001-35049**

Dear Mr. Lodzinski:

We have reviewed your January 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

General

1.   We continue to review your response to prior comment 1 of our letter dated January 17, 2017. We may have further comment.

2.   With regards to proposal no. 1, please revise throughout the proxy statement and form of proxy card to clarify that a vote to approve the contribution agreement and related transactions would also approve the business combination with Bold Energy. Refer to Exchange Act Rule 14a-4(a)(3).

The Transaction

Opinion of Stephens Inc. to the Special Committee, page 56

3.   We note from the board materials you provided us in response to prior comment 3 that Stephens Inc. appears to have conducted "premiums paid" analyses, for which we were unable to locate parallel disclosure in this section of the proxy statement. Please revise your current disclosures in this section to include such analyses or, alternatively, explain why such information was not material to the recommendations of Stephens Inc. to the Special Committee with respect to the potential transaction.

4.   We note from your enumerated list on page 57 that Stephens Inc. relied upon, among other things, other financial and "operating data" concerning Earthstone and Bold prepared by the managements of Earthstone and Bold. More specifically, we note from the board materials provided in response to comment 3 that, in calculating the net asset value, Stephens appears to have utilized reserve data prepared by the respective management teams as of November 1, 2016, which includes reserve estimates that notably differ from the information for the period ended December 31, 2015 covered in the independent engineering reports by Ryder Scott Company, Lynden Corp and Cawley, Gillespie & Associates, Inc., respectively. As such, please further supplement your disclosure in this section to describe these in-house reserve estimates and the parties responsible for estimating the figures. Please also provide supplementally the materials that served as the basis for these figures.

Other

5.   We note your response to prior comment 3 and the receipt of the materials relating to the analyses prepared by Stephens Inc. We further note that on December 10, 2015 Tudor, Pickering, Holt & Co. ("TPH") provided Earthstone and EnCap a technical overview of Bold's assets and that the presentation was based on the same data room information that was used by TPH in its effort to market Bold's assets in the summer of 2015. Additionally, we note that on June 10, 2016, Mr. Castillo met with Messrs. Lodzinski and Anderson at Earthstone's offices, which was followed by a meeting with EnCap and TPH at EnCap's offices, wherein TPH provided its views on equity market receptivity to a combination of Earthstone and Bold. Please tell us whether TPH provided a report, opinion or appraisal materially relating to the transaction which is required to be summarized in the proxy statement. Refer to Item 14(b)(6) of Schedule 14A.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at 202-551-3704.   You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3642 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources